Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this prospectus constituting a part of this Registration Statement of our report dated September 3, 2024 (which includes an explanatory paragraph relating to Fusemachines Inc. and its subsidiaries’ ability to continue as a going concern), with respect to our audits of the consolidated financial statements of Fusemachines Inc. and subsidiaries as of December 31, 2023 and December 31, 2022, and for each of the years in the two-year period ended December 31, 2023 and December 31, 2022., which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ KNAV CPA LLP

KNAV CPA LLP

Atlanta, Georgia

November 27, 2024